Rachel Phillips 212-841-8857 rachel.phillips@ropesgray.com

October 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attention: Courtney Lindsay, Celeste Murphy, Division of Corporation Finance, Office of Life Sciences

RE:	Foghorn Therapeutics Inc.
Registration Statement on Form S-1
Filed October 2, 2020
File No. 333-249264
CIK No. 0001822462

Ladies and Gentlemen:

On behalf of Foghorn Therapeutics Inc. (the “Company”), we hereby transmit via EDGAR for public filing with the Securities and Exchange Commission (the “Commission”) amendment No. 1 to the above referenced registration statement (the “Registration Statement”) relating to the offering of shares of the Company’s common stock. The Registration Statement has been revised in response to the comment letter dated October 7, 2020 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”), and generally updates other information.

In addition, we are providing the following responses to the Comment Letter. To assist in your review, we have presented the Staff’s comment in italics below. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form S-1

Overview, page 1

1.

We note your response to prior comment 1. Given the prominence of your statement about your market status, please expand your Risks Associated with Our Business section to discuss the competition you may face in marketing your products. We note your disclosures on pages 21 and 102 in this regard.

Response to Comment 1: The Company has revised pages 17, 21 and 102 of the Registration Statement in response to the Staff’s comment 1. The Company also supplementally advises the Staff that, given the prominence of the statement about the Company’s market status, the following risk factor, which

Securities and Exchange Commission

October 13, 2020

original appeared on page 21 of the Registration Statement, has been revised and relocated closer to the beginning of the Risks Factors – Risks Related to Discovery and Development: “There is substantial competition in our field, which may result in others developing or commercializing products before we do.”

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (212) 841-8857.

Sincerely,

/s/ Rachel Phillips

Rachel Phillips

cc:	Adrian Gottschalk (Foghorn Therapeutics Inc.)
Allan Reine, M.D. (Foghorn Therapeutics Inc.)
Marc Rubenstein (Ropes & Gray LLP)